UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Abba Hillel Road, Ramat Gan, Israel 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-272722).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	September 30, 2024	December 31, 2023
Assets

Current assets
Cash and cash equivalents	$9,724	$2,861
Restricted Cash	119	117
Short-term deposit	717	2,253
Marketable debt securities	6,699	7,528
Other receivables	426	480
Total current assets	17,685	13,239

Right of use assets	-	42
Property and equipment, net	-	83
Investment in associate at fair value	3,265	3,265
Total non-current assets	3,265	3,390

Total assets	$20,950	$16,629

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$1,342	$1,879
Other payables	1,172	871
Total current liabilities	2,514	2,750

Stockholders’ equity
Ordinary shares par value NIS 1.80 per share; Authorized 1,666,667; Issued and
outstanding: 1,506,992 shares as of September 30, 2024 and 573,745 shares as of December 31, 2023 *)	665	209
Additional paid-in capital	215,373	207,076
Accumulated other comprehensive loss	(342)	(454)
Accumulated deficit	(197,260)	(192,952)
Total stockholders’ equity	18,436	13,879

Total liabilities and stockholders’ equity	$20,950	$16,629

*) Retroactively adjusted to reflect the 12-1 reverse split that was effected in August 2024 (see Note 4.1)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Research and development expenses	738	556	1,907	2,448

General and administrative expenses	1,273	912	2,727	2,893

Total operating expenses	2,011	1,468	4,634	5,341

Financial expense (income), net	(97)	5	(326)	(445)

Net loss	$1,914	$1,473	$4,308	$4,896

Basic and diluted net loss per share *)	$2.31	$3.43	$6.11	$14.42

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share *)	829,500	520,516	705,427	267,990

*) Retroactively adjusted to reflect the 12-1 reverse split that was effected in August 2024 (see Note 4.1)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net loss	$1,914	$1,473	$4,308	$4,896

Other comprehensive gain:
Net unrealized gain on available for sale securities	(93)	(55)	(112)	(138)

Comprehensive loss	$1,821	$1,418	$4,196	$4,758

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Ordinary shares		Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares (*)	Amount	capital	loss	Deficit	Total
Balance - December 31, 2023	573,745	$209	$207,076	$(454)	$(192,952)	$13,879
Exercise of pre-funded warrants	109,453	54	(54)	-	-	-
Stock-based compensation	-	-	283	-	-	283
Unrealized loss from marketable debt securities	-	-	-	19	-	19
Net loss	-	-	-	-	(2,394)	(2,394)
Balance - June 30, 2024	683,198	$263	$207,305	$(435)	$(195,346)	$11,787
Exercise of pre-funded warrants	77,270	38	(38)	-	-	-
Issuance of ordinary shares, net of issuance costs (**)	416,667	203	3,735			3,938
Exercise of investor warrants	293,333	143	4,257			4,400
Exercise of RSU’s	36,528	18	(18)			-
Stock-based compensation	-	-	132	-	-	132
Unrealized gain from marketable debt securities	-	-	-	93	-	93
Net loss	-	-	-	-	(1,914)	(1,914)
Balance - September 30, 2024	1,506,996	$665	$215,373	$(342)	$(197,260)	$18,436

	Ordinary shares		Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares (*)	Amount	capital	loss	Deficit	Total
Balance – December 31, 2022	294,329	$70	$200,138	$(745)	$(186,040)	$13,423
Stock based compensation	-	-	471	-	-	471
Unrealized gain from marketable debt securities	-	-		83	-	83
Net loss					(3,423)	(3,423)
Balance – June 30, 2023	294,329	$70	$200,609	$(662)	$(189,463)	$10,554
Stock-based compensation	-	-	226	-	-	226
Issuance of ordinary shares, pre-funded warrants, and warrants, net of issuance costs (***)	31,667	16	6,169	-	-	6,185
Exercise of pre-funded warrants	161,208	80	(80)			-
Unrealized loss from marketable debt securities	-	-	-	55	-	55
Net loss	-	-	-	-	(1,473)	(1,473)
Balance – September 30, 2023	487,204	$166	$206,924	$(607)	$(190,936)	$15,547

(*) Retroactively adjusted to reflect the 12-1 reverse split that was effected in August 2024 (see Note 4.1)

(**) Issuance costs in the amount of approximately $84 thousand.

(***) Issuance costs in the amount of approximately $179 thousand.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Nine months ended September 30,
	2024	2023
Cash flow from operating activities

Net loss	$(4,308)	$(4,896)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	83	25
Stock-based compensation expense	415	697
Amortization of premium on marketable debt securities	-	19
Change in fair value of SAFE investment	-	(265)
Interest income from short-term deposits	36	(22)
Loss from realization of marketable debt securities	3	57
Finance expenses	1	7
Changes in operating assets and liabilities:
Decrease in other accounts receivable	54	55
Decrease in trade payables	(537)	(1,086)
Increase in other accounts payable	342	170
Net cash used in operating activities	(3,911)	(5,239)

Cash flow from investing activities
Purchase of available for sale securities	(3,329)	(6,926)
Investment in equity of Onkai	-	(1,500)
Withdrawal from (investment in) short term deposits	1,500	(1,900)
Sale of (investment in) available-for-sale securities	4,267	8,847
Net cash provided by (used in) investing activities	2,438	(1,479)

Cash flow from financing activities
Issuance of Ordinary shares (see Note 4.4)	3,938	6,185
Exercise of investor warrants (see Note 4.2)	4,400
Net cash provided from financing activities	8,338	6,185

Increase (decrease) in cash and cash equivalents and restricted cash	6,865	(533)
Cash and cash equivalents and restricted cash at the beginning of the period	2,978	2,130
Cash and cash equivalents and restricted cash at the end of the period	$9,843	$1,597

Supplemental disclosure of cash flow information:

Cash received from interest	$324	$258

Non-cash investment transaction:
Conversion of SAFE into equity of OnKai	$-	$1,765

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Interim Condensed Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds three wholly-owned subsidiaries, Galmed International Ltd., which is incorporated in Malta, and Galmed Research and Development Ltd. (“GRD”) and Galtopa Therapeutics Ltd., both of which are incorporated in Israel. In July 2023, GRD established a new wholly-owned subsidiary incorporated under the laws of England and Wales called Galmed Therapeutics UK Limited.

The Company is a biopharmaceutical company focused on the development of Aramchol. The Company has focused almost exclusively on developing Aramchol for the treatment of liver disease and has been developing Aramchol for Primary Sclerosing Cholangitis, or PSC, and is currently exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. The Company is also collaborating with the Hebrew University in the development of Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of September 30, 2024, the Company had cash and cash equivalents of $9.7 million, restricted cash of $0.1 million, short-term deposits of $0.7 million and marketable debt securities of $6.7 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the nine months ended September 30, 2024 and 2023 was approximately $4.3 million and $4.9 million, respectively. As of September 30, 2024, the Company had an accumulated deficit of $197.3 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol and Amilo-5MER for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim condensed consolidated financial statements have been prepared as of September 30, 2024 and for the three and nine month periods then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2023 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 4, 2024 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited condensed consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

Note 3 – Investment in Associate at Fair Value

On May 4, 2023, the Company entered into a definitive agreement (the “Agreement”) for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders.

Previously, on November, 2022 the Company invested $1.5 million in OnKai through a Simple Agreement for Future Equity which converted at a 15% discount into series seed preferred shares upon closing of the Investment Round (as defined below).

The Company’s investment in OnKai was part of an approximately $6.0 million investment round (the “Investment Round”) with other investors that was led by the Company of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the closing of the Investment Round, the Company holds 1,223,535 preferred shares which comprises approximately 24% of the outstanding share capital of OnKai on an as-converted basis as of September 30, 2024 and the Company’s Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai.

Under the terms of the Agreement, during the three-year period following the closing of the Investment Round the Company will have the right to merge with OnKai subject to the approval of the boards of directors of each of the Company and OnKai. The Company was granted certain customary pre-emptive rights as well as registration rights, first refusal rights, co-sale rights and broad based weighted average anti-dilution rights, a board seat, and certain customary protective provisions.

In connection with the Agreement, the Company’s wholly-owned subsidiary GRD entered into a services agreement with OnKai (the “Services Agreement”). The Services Agreement provides that GRD will on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GRD’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GRD’s future trial.

On October 15, 2024, the Company entered into a bridge loan agreement with OnKai pursuant to which the Company agreed to make a loan in an aggregate amount of $250,000 to OnKai payable by January 1, 2028. In addition, in connection with the Services Agreement, the Company has agreed to pay OnKai $150,000 for OnKai to assist the Company in (i) identifying and preparing eligible sites for the Company’s future clinical trials and (ii) preparing and submitting applications for clinical and research grants in respect of such future clinical trials, including preparing reimbursement strategies. In the event that the Company is awarded a clinical or research grant, OnKai agreed to repay the Company the $150,000 that the Company initially paid to OnKai.

Note 4 - Stockholders’ Equity

1. On May 15, 2023, the Company effected a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, were consolidated into one (1) ordinary share, par value NIS 0.15 per share. On August 29, 2024 the Company effected an additional reverse share split of the Company’s ordinary shares at the ratio of 1-for-12, such that each twelve (12) ordinary shares, par value NIS 0.15 per share, were consolidated into one (1) ordinary share, par value NIS 1.80 per share. As a result, all share and per share amounts were adjusted retroactively for all periods presented in these financial statements.

2. On July 18, 2023, the Company sold to investors in a public offering (i) 31,666 ordinary shares, (ii) 435,000 pre-funded warrants to purchase 435,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 466,666 warrants to purchase 466,666 ordinary shares (the “Investor Warrants”), at a purchase price of $15.0 per share and accompanying Investor Warrant and $14.99 per Pre-Funded Warrant and accompanying Investor Warrant. The net proceeds to the Company were approximately $6.2 million.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.001 per ordinary share. As of September 30, 2024, all of the Pre-funded Warrants have been exercised.

The Investor Warrants have an exercise price of $15 per ordinary share, are immediately exercisable, and may be exercised until July 18, 2028. As of September 30, 2024, a total of 293,333 Investor Warrants have been exercised into 293,333 ordinary shares for a total net proceeds of $4.4 million.

3. On August 7, 2023, the Company issued a total of 109,583 restricted shares units (“RSUs”) to its directors and officers. Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over three years. As of September 30, 2024, a total of 36,527 RSU’s were exercised into 36,527 ordinary shares

4. On August 30, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“YA”).

Pursuant to the SEPA, the Company the right, but not the obligation, to sell to YA from time to time (each such occurrence, an “Advance”) up to $10.0 million (the “Commitment Amount”) of its ordinary shares during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to YA that it is committing YA to purchase such ordinary shares (such shares, the “Advance Shares “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company agreed to issue 31,566 ordinary shares (the “Commitment Shares”) to YA and also paid a $15 thousand structuring fee to an affiliate of YA. The Commitment Shares shall be issued in four equal installments, of which 7,892 Commitment Shares were issued on the date of execution of the SEPA and the remaining 23,674 Commitment Shares will be issued in three equal installments 90 calendar days following the due date of the immediately preceding installment until all four installments have been issued. As of September 30, 2024, the Company issued an aggregate of 416,667 ordinary shares to YA as Advance Shares under the SEPA for aggregate gross proceeds of approximately $4.0 million.

Note 5 – Subsequent events

1.	On October 15, 2024, the Company entered into a bridge loan agreement with OnKai pursuant to which the Company agreed to make a loan in an aggregate amount of $250,000 to OnKai payable by January 1, 2028.

2.	On October 21, 2024, the Company’s shareholders approved an increase in its authorized share capital from NIS 3,000,000 divided into 1,666,667 ordinary shares, NIS 0.15 par value per share to NIS 90,000,000 divided into 50,000,000 ordinary shares, NIS 1.80 par value per share.

3.	On October 21, 2024, we and YA entered into an amendment to the SEPA to increase the Initial Commitment Amount to $20.0 million of our Ordinary Shares. As of November 14, 2024, the Company issued an aggregate of 150,000 ordinary shares to YA as Advance Shares under the SEPA for aggregate gross proceeds of approximately $0.5 million.

5.	On November 12, 2024, our board of directors approved the grant of (i) 145,000 RSUs to the Company’s chief executive officer, (ii) 35,000 RSUs to each of the Company’s chief financial officer, chief accounting officer and chief operating officer, (iii) 17,500 RSUs each to three of the Company’s independent directors and (iv) options to purchase 17,500 ordinary shares to one of the Company’s independent directors. The RSUs granted to the Company’s chief financial officer, chief accounting officer and chief operating officer will vest over three years from the date of grant. The RSUs to the Company’s chief executive officer and independent directors are subject to the approval of the Company’s shareholders and will vest over three years from the date of such shareholder approval. The options granted to the Company’s independent director will have an exercise price of $2.88, are subject to the approval of the Company’s shareholders and will vest over three years from the date of such shareholder approval.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 1.80 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our our pivotal Phase 3 ARMOR trial, or the ARMOR Study, if re-initiated, or any other pre-clinical or clinical trials for our product candidates, Aramchol and Amilo-5MER;

●	completion and receiving favorable results of the ARMOR Study (if re-initiated) for Aramchol or any other pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, Amilo-5MER or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, Amilo-5MER or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol, Amilo-5MER or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the security situation in Israel.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 4, 2024, in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and have been developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory and oncological indications outside of liver disease. As we continue to explore the feasibility of developing Aramchol for other indications, we do not currently have a timeline for the commencement of the PSC trial we had been planning and can give no assurances that we will commence this trial. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

In September 2024, we announced that, based on the recently published results from the Phase 3 ARMOR Study, we planned to broaden our drug development activities. The planned expansion consists of two additional programs over the next two years. One program aims to identify novel Aramchol-based drug combinations to overcome resistance to standard-of-care oncological treatments for patients with advanced colorectal and hepatic cancers. Another program aims to unravel new mechanisms of action that will allow the development of a novel Aramchol-based drug combination targeting cardiac fibrosis, or scarring of the heart, which occurs in many cardiovascular diseases that can lead to heart dysfunction and failure. We plan on releasing new data from in-vitro and ex-vivo studies in these programs during the fourth quarter of 2024.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of September 30, 2024, we had an accumulated deficit of approximately $197.3 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol, Amilo-5MER or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. As of September 30, 2024, we had current assets of $17.7 million, which includes cash and cash equivalents of $9.7 million, short term deposit of $0.7 million, marketable debt securities of $6.7 million, other receivables of $0.4 million and restricted cash of $0.1 million. This compares with current assets of $13.2 million at December 31, 2023, which includes cash and cash equivalents of $2.9 million, short term deposit of $2.2 million, marketable debt securities of $7.5 million, other receivables of $0.5 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies and unpredictability of our evaluation of strategic alternatives, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol. Nevertheless, we expect to decrease our research and development expenses as a result of the discontinuation of the Open Label Part of the ARMOR Study and our evaluation of strategic alternatives.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

General and administrative expenses also consist of costs associated with being a public company, including expenses related to services associated with maintaining compliance with The Nasdaq Capital Market and SEC requirements, directors and officers insurance, increased legal and accounting costs and investor relations costs. Our general and administrative expenses may also increase due to increases in professional and advisory fees as we evaluate our strategic alternatives.

Financial Income, Net

Our financial income, net consists mainly of interest income from marketable debt securities, change in fair value of convertible note and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three and nine months ended September 30, 2024, as compared to the three and nine months ended September 30, 2023.

	Three months ended September 30		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	738	556	1,907	2,448
General and administrative expenses	1,273	912	2,727	2,893
Total operating expenses	2,011	1,468	4,634	5,341
Financial income, net	(97)	5	(326)	(445)
Net loss	1,914	1,473	4,308	4,896
Other comprehensive loss:
	(93)	(55)	(112)	(138)
Comprehensive loss	1,821	1,418	4,196	4,758

Basic and diluted net loss per share	$2.31	$3.43	$6.11	$14.42

Research and Development Expenses

Our research and development expenses amounted to approximately $0.7 million and approximately $1.9 million during the three and nine months ended September 30, 2024, respectively, representing an increase of approximately $0.1 million, or 17%, and a decrease of approximately $0.5 million, or 21%, respectively, compared to approximately $0.6 million and approximately $2.4 million, respectively for the comparable period in 2023.

The decrease during the nine months ended September 30, 2024 primarily resulted from a decrease in clinical trial expenses of approximately $0.3 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $1.3 million and approximately $2.7 million during the three and nine months ended September 30, 2024, respectively, representing an increase of approximately $0.4 million, or 44%, and a decrease of approximately $0.2 million, or 7%, respectively, to approximately $0.9 million and approximately $2.9 million, respectively, for the comparable period in 2023.

The increase in general and administrative expenses for the three months ended September 30, 2024 resulted primarily from an increase in salary and related expenses of $0.6 million due to bonus provisions, partially offset by a decrease of $0.1 million in insurance expenses and a decrease of $0.1 million in share based compensation expenses.

Operating Loss

As a result of the foregoing, for the three and nine months ended September 30, 2024, our operating loss was approximately $2.0 million and approximately $4.6 million, respectively, representing an increase of $0.5 million, or 33%, and a decrease of $0.7 million, or 13%, respectively, as compared to approximately $1.5 million and approximately $5.3 million, respectively, for the comparable period in 2023.

Financial Income, Net

Our financial income, net amounted to approximately $0.1 million and approximately $0.3 million during the three and nine months ended September 30, 2024, respectively, representing an increase of approximately $0.1 million, for the three months ended September 30, 2024, and a decrease of approximately $0.1 million, for the nine months ended September 30, 2024, compared to financial expense, net of $0.005 million and financial income, net of $0.5 million, respectively, for the comparable period in 2023.

Net Loss

As a result of the foregoing, for the three and nine months ended September 30, 2024, our net loss was approximately $1.9 million and approximately $4.3 million, respectively, representing an increase of $0.4 million, or 26%, and a decrease of $0.6 million, or 12%, respectively, as compared to approximately $1.5 million and approximately $4.9 million, respectively, for the comparable period in 2023.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of September 30, 2024, we had an accumulated deficit of approximately $197.3 million and positive working capital (current assets less current liabilities) of approximately $15.2 million. We expect that operating losses will continue for the foreseeable future.

As of September 30, 2024, we had cash and cash equivalents of approximately $9.7 million, short term deposit of $0.7 million, restricted cash of approximately $0.1 million, and marketable debt securities of approximately $6.7 million invested in accordance with our investment policy, totaling approximately $17.2 million, as compared to approximately $2.9 million, $2.2 million, $0.1 million and $7.5 million as of December 31, 2023, respectively, totaling approximately $12.7 million. The increase is mainly attributable to the $8.3 million cash provided from financing activity, $2.4 million cash provided by investing activity offset by a negative cash flow from operating activities during the nine months ended September 30, 2024 of $3.9 million.

On August 30, 2024, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million, or the Initial Commitment Amount, of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, we and YA entered into an amendment to the SEPA to increase the Initial Commitment Amount to $20.0 million of our ordinary shares. At our option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to YA that we are committing YA to purchase such ordinary shares, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase our ordinary shares up to the Initial Commitment Amount, we agreed to issue 31,566 ordinary shares, or the Commitment Shares, to YA and also paid a $15,000 structuring fee to an affiliate of YA. The Commitment Shares shall be issued in four equal installments, of which 7,892 Commitment Shares were issued on the date of execution of the SEPA and the remaining 23,674 Commitment Shares will be issued in three equal installments 90 calendar days following the due date of the immediately preceding installment until all four installments have been issued. As of the date of this report, we have issued an aggregate of 558,775 ordinary shares to YA as Advance Shares under the SEPA for aggregate gross proceeds of approximately $4.5 million.

We had negative cash flow from operating activities of approximately $3.9 million for the nine months ended September 30, 2024, as compared to negative cash flow from operating activities of approximately $5.2 million for the nine months ended September 30, 2023. The negative cash flow from operating activities for the nine months ended September 30, 2024, is mainly attributable to our net loss of approximately $4.3 million.

We had positive cash flow from investing activities of approximately $2.4 million for the nine months ended September 30, 2024, as compared to a negative cash flow from investing activities of approximately $1.5 million for the nine months ended September 30, 2023. The positive cash flow from investing activities for the nine months ended September 30, 2024, was primarily due to net withdrawal from short term deposits of approximately $1.5 million and net withdrawal of marketable securities of approximately $0.9 million from available for sale securities.

We had positive cash flow from financing activities of approximately $8.3 million for the nine months ended September 30, 2024, as compared to a $6.2 million for the nine months ended September 30, 2023. The positive cash flow from financing activities for the nine months ended September 30, 2024, was primarily due to issuance and sale of ordinary shares pursuant to the SEPA resulting in net proceeds of $3.9 and $4.4 million of cash received upon the exercise of warrants issued in our public offering in July 2023.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, significant additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved and the evaluation of our strategic alternatives. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to main the listing of our ordinary shares on The Nasdaq Capital Market;

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; and

●	the impact of any resurgence of the COVID-19 pandemic and the war between Hamas and Israel, which may exacerbate the magnitude of the factors discussed above.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Reverse Split

On August 29, 2024, we effected a reverse share split of our ordinary shares at the ratio of 1-for-12, such that each twelve (12) ordinary shares, par value NIS 0.15 per share, were consolidated into one (1) ordinary share, par value NIS 1.80.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 14, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer